P.E. 1/1/02


02011404


RECD S.E.C.
JAN 2 2 2002
1086

# FORM 6-K

**U.S. SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



**Commission File Number: 1-15270**

For the month of January 2002.
Total number of pages : 8.
The exhibit index is located on page 2.

# NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

**9-1, Nihonbashi 1-chome**
**Chuo-ku, Tokyo 103-8645**
**Japan**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

**EXHIBITS**

NOMURA PRESS RELEASE

January 4, 2002

## New Year's Greeting Ceremony
## Summary of President & CEO Junichi Ujiie's New Year's Greeting

Happy New Year!

There are many who predict a Japanese economic recovery on the heels of mid-year economic recovery in the United States, though until such a time we expect the situation to remain harsh. However, more important than these short-term business trends and economic policy forecasts are the major underlying changes. It is essential we develop a thorough understanding of these as we make the transition to a company able to ensure sustainable profits amid both a shifting business climate and changing policies as well as cyclical changes in the business environment. Last year we reorganized into a holding company structure and listed on the New York Stock Exchange. These measures were designed to enable us to implement change in order to ascertain major underlying changes.

The first major change is the increasing pace of globalization. Virtually all of Japan's financial and capital markets as well as its real economy are already integrated into the global markets. It would be meaningless to categorize domestic and overseas markets. Globalization focusing on Japanese clients represents the first step towards achieving our vision and is growing in significance. Our listing on the NYSE sent a message to the world that we are establishing a competitive edge through global competition.

The second major change concerns Japanese corporate management reforms. Far-reaching reviews of business portfolios will enhance balance sheet and human capital efficiency as well as increase returns on investments and give rise to efforts to boost corporate value. This year, we believe major reform developments such as these will grow to greater proportions and take place more rapidly than before. Although we have developed a structure able to provide ample services to cope with such developments, we will further enhance this structure in 2002.

Thirdly, we will broaden our retail investor client base. Although it is a fact we have encountered many difficult issues in the market, including those concerning MMF and turbulence in the low-rated bond markets, it is also a fact we continue to seek the emergence of new retail investors in capital markets. Long-awaited developments are steadily taking root, and this year we intend to further press forward with such developments.

It is essential that we continue to take close measure of the major underlying changes in the business environment in order that we may adjust to focus on these changes as they gather pace. In 2001, the Nomura Group transformed into a single corporate entity under a holding company structure. We would like to make 2002 the year to carry forward our primary objective of globalization focusing on Japanese clients.

Nomura International plc

NOMU

# Press Release

## NOMURA APPOINTS TERRA FIRMA TO MANAGE PRINCIPAL FINANCE GROUP ASSETS

## NOMURA TO INVEST IN NEW TERRA FIRMA FUND AND ACT AS PLACING AGENT IN JAPAN

**16 January 2002**

Nomura International plc ("Nomura") has signed an agreement on the future management of its portfolio of private equity investments currently being managed by its Principal Finance Group ("PFG").

Under the terms of the agreement, Terra Firma Capital Partners Ltd *, an independent company established by Guy Hands and the current PFG team, has been appointed to advise in relation to these assets.

Nomura will also make an investment in the new private equity fund to be established by Terra Firma, Terra Firma Capital Partners II ("Fund"). This investment will amount to 10% of the aggregate commitments to the Fund (up to Euro 300 million). Nomura will act as exclusive placement agent to the Fund in Japan.

These arrangements are expected to take effect at the end of March 2002.

Commenting on these developments, Takumi Shibata, President and Chief Executive Officer of Nomura International plc, said:

"Nomura's vision of creating a market-leading private equity business has proved to be a remarkable success under the management of Guy Hands. We have continued to nurture, invest in and sponsor PFG's development and have enjoyed significant returns. It now makes sense for Guy Hands and his team to develop this business further with the participation of outside investors.

This move fits in with our merchant banking strategy. It is important that our financial resources are appropriately allocated in a way that ensures increased diversification and is consistent with our long-term strategic objectives.

We will be a cornerstone investor in the new Fund, which will continue to develop further our already successful business model."

**Ends**

## Enquiries:


Clare Williams
Head of Corporate Communications
Nomura International plc — Tel: 44 20 7521 1079

Cameron Walker
Corporate Communications
Nomura International plc — Tel: 44 20 7521 2480

Andrew Dowler
Terra Firma Capital Partners — Tel: 44 20 7831 3113

## Notes to Editors:

1. Nomura International plc is a wholly owned subsidiary of Nomura Holdings, Inc. the leading securities and investment banking firm in Japan. The Nomura Group operates in all the world's key financial markets through a network of 28 offices. The Group provides a wide range of value-added financial services and products, including brokerage, trading, underwriting, M&A financial advisory services, merchant banking, and development and management of investment trusts and investment advisory services to a diversified range of clients.
2. Nomura's main assets to be managed under the new arrangement will be as follows:

### Unique Pub Co Ltd

- Established March 1999 – acquired 2,614 pubs from Inntrepreneur (another of the Group's pub businesses) for £906 million.

### Inn Partnership

- Acquired January 1999 from Greenalls, for £385 million
- 1,240 tied, tenanted pubs.

### Voyager

- Acquired February 2001 from Bass plc for £656 million
- 982 unbranded, managed pubs throughout mainland Britain.

### First Quench

- Acquired October 2000 from Punch Retail & Whitbread for £238 million
- UK's largest specialist off-licence retailer with approximately 2,500 stores.

### Meridien

- Comprises Le Meridien Hotel Group , the Principal Hotel Group and the Cumberland Hotel (acquired between December 2000 and July 2001 for a total of approximately £2.3 billion).
- In total, around 140 mostly four and five star hotels around the world.

### Annington Homes

- Acquired Sept 1996 from HMG for £1.7bn
- MoD's Married Quarters Estate compromising approximately 57,600 residential properties

### Annington

- Acquired December 2000 from the German Government for £1.36bn
- Approximately 64,000 dwellings occupied mainly by German railway workers

### Hyder Business Services

- Acquired December 2000 from new owners of Hyder plc for £100 million

## Thorn

- Acquired July 1998 for £1.07bn in the UK's largest public-to-private deal that year)

- Businesses spun out as separate entities: Crazy George's; Quadriga; boxclever (merger of Thorn UK with Granada Home Technologies); Thorn Australia; and Thorn Nordic.

*Amounts converted to Euros from Sterling in this document are calculated at the rate as at September 3, 2001, being ¤1.6023=£1.00.

* subject to receipt of authorisation by the UK Financial Services Authority.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 17, 2002

By: Masanori Itatani

Masanori Itatani
Director